UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-8968

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENERGY XXI SERVICE PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENERGY XXI (BERMUDA) LIMITED

Canon’s Court, 22 Victoria Street, PO Box HM

1179, Hamilton HM EX, Bermuda

ENERGY XXI SERVICE PLAN INDEX

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2013 and 2012	3
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2013	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Exhibit Index	14

Report Of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

   Energy XXI Service Plan

We have audited the accompanying statements of net assets available for benefits of the Energy XXI Service Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in the net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas
June 26, 2014

2

ENERGY XXI SERVICE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS

INVESTMENTS, at fair market value
Money market fund	$2,804,266	$2,870,781
Mutual funds	31,027,554	19,894,525
Equity securities	4,391,485	3,797,863
TOTAL INVESTMENTS	38,223,305	26,563,169

EMPLOYER CONTRIBUTIONS RECEIVABLE	3,669,161	2,918,305

NOTES RECEIVABLE FROM PARTICIPANTS	501,043	504,278

NET ASSETS AVAILABLE FOR BENEFITS	$42,393,509	$29,985,752

See notes to financial statements.

3

ENERGY XXI SERVICE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Net appreciation in fair value of investments	$3,545,467
Interest and dividends	1,464,411
TOTAL INVESTMENT INCOME	5,009,878

INTEREST FROM NOTES RECEIVABLE FROM PARTICIPANTS	43,141

CONTRIBUTIONS
Employer	5,539,533
Participants	3,337,836
TOTAL CONTRIBUTIONS	8,877,369

TOTAL ADDITIONS TO NET ASSETS	13,930,388

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	1,510,419
Administrative expenses	12,212
TOTAL DEDUCTIONS FROM NET ASSETS	1,522,631

NET INCREASE	12,407,757

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	29,985,752

End of year	$42,393,509

See notes to financial statements.

4

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note A - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all eligible employees of Energy XXI Services, LLC (the “Employer”). The Plan is designed and intended to operate as a safe harbor plan as defined by the Plan Agreement. The Plan has an income deferral program under Section 401(k) of the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent related amendments and revisions. The Plan was originally effective April 24, 2006.

Eligibility: Participation in the Plan is voluntary. Membership in the Plan is available to all eligible employees who have attained age twenty-one (21) and they become eligible to participate in the Plan the first of the month following date of hire. Excluded from the class of eligible employees are residents of Puerto Rico, union employees, leased employees, summer or seasonal interns, and non-resident aliens who do not receive United States source earned income from the Employer.

Administration of the Plan: The investment custodian and recordkeeper for the Plan was Fidelity Management Trust Company (the “Custodian” or “Fidelity”) for the years ended December 31, 2013 and 2012. Administrative expenses, except for loan processing fees, charged by the Custodian are deducted from each participant’s account.

Contributions: Participants may contribute up to 90% of their annual compensation, as defined by the Plan Agreement. Such contributions can be made either on a pre-tax basis, or effective September 15, 2010, on an after-tax basis as a Roth 401(k) contribution. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions (subject to Internal Revenue Service (“IRS”) limitations). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Employer contributes a matching contribution equal to each participant’s contribution up to the first six (6) percent of eligible annual compensation, as defined in the Plan Agreement. The Employer may also make a discretionary profit sharing contribution at the discretion of the Employer’s Board of Directors. A discretionary profit sharing contribution of ten (10) percent of eligible annual compensation was made for the year ended December 31, 2013. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting: Participants are immediately and fully vested in their deferral contributions, Employer matching, and discretionary profit sharing contributions, as well as actual earnings thereon.

5

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note A - Description of the Plan (Continued)

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Employer’s contributions and (b) plan earnings and expenses. Allocations are based on participant earnings or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Notes Receivable from Participants: Participants may borrow from their participant directed accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, less the balance of any existing loans. The loans are secured by the balance in the participant’s account. The interest rate, security and terms of payment are determined by the Custodian based on prevailing interest rates at the time of the loan; however, loan terms are not to exceed five years unless the loan is for the purchase of the participant’s primary residence, in which the loan terms are not to exceed ten years. Both principal and interest are repaid through payroll deduction. The Plan’s Custodian charges a fee for loan origination which is deducted from the participant’s account. A participant’s loan balance becomes immediately due and payable upon termination of employment.

Allocation of Investment Income: The allocation of Plan investment income for the investment options is based on the ratio each participant’s account balance bears to the total account balance of all participants.

Payment of Benefits: Under the terms of the Plan, participants retiring at age 65 or earlier, disabled prior to their retirement date, or terminating employment, will receive all amounts credited to their accounts. Upon the death of the participant while actively employed, participant’s beneficiary will receive all amounts credited to the participant’s account. Benefits are paid in a lump-sum amount or periodic payments equal to the value of their account. Participants are permitted distributions from the vested portion of their Plan accounts at any time after having attained age 59½. Also, participants may request a distribution of their deferral contributions account upon incurring a financial hardship, as defined by the Plan.

6

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note B - Summary of Significant Accounting Policies

Basis of Financial Statements: The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions and are recorded as a reduction to net assets available for benefits.

Benefits: Benefits paid to participants are recorded upon distribution and are recorded as a reduction to net assets available for benefits.

Investment Valuation and Income Recognition: All investments are held by the Custodian and the Plan provides for self-directed investment programs for individual participants.

Money market funds are valued at cost, which approximates fair value. Mutual funds and equity securities are stated at market value based upon quoted market prices as reported by the Plan’s Custodian. Investments are generally subject to the volatility of the major stock markets in which the underlying investments are held. The change in the current value of investments (including investments bought and sold) during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Fair Value Measurements: The Plan adopted Financial Accounting Standards Board (“FASB”) guidance on Fair Value Measurements and Disclosures for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. As defined by this guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based in the observability of those inputs. This guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurements should be used whenever possible.

The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in inactive markets

7

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note B - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine fair values.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Money Market Fund: Valued at cost, which approximates fair value.

Mutual Funds: Valued at the net asset values (“NAV”) of shares held by the Plan at year end.

Equity Securities: Valued at the closing price reported on NASDAQ where the Energy XXI (Bermuda) Limited’s common stock is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

8

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note C – Investments

The following table presents the fair value of all investments representing approximately 5% or more of net assets available for benefits:

	December 31,
	2013	2012
Energy XXI (Bermuda) Limited Common Stock Fund	$4,391,485	$3,797,863
Fidelity Contrafund	3,301,597	2,496,923
Fidelity Growth Company	2,944,460	1,602,148
Fidelity Money Market Retirement	2,804,266	2,870,781
Fidelity Freedom 2020	-	1,665,602
American Central Govt. Bond	-	2,059,758
Total individual investments exceeding 5%	13,441,808	14,493,075
Other	24,781,497	12,070,094
TOTAL INVESTMENTS	$38,223,305	$26,563,169

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

Mutual funds	$4,095,857
Equity securities	(550,390)
TOTAL NET APPRECIATION	$3,545,467

9

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note D - Fair Value of Financial Instruments

The assets measured at fair value on a recurring basis subject to the disclosure requirements of the fair value measurement policy related to the fair value hierarchy levels described in Note B are as follows:

	Fair Value Measurements as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Money market fund	$2,804,266	$-	$-	$2,804,266
Mutual funds:
Bond funds	2,850,875			2,850,875
Balanced funds	408,470			408,470
Growth funds	12,644,666			12,644,666
Growth and income funds	891,045			891,045
Value funds	3,180,090			3,180,090
Index funds	713,994			713,994
International funds	2,793,358			2,793,358
Allocation funds	7,545,056			7,545,056
Total mutual funds	31,027,554	-	-	31,027,554
Equity securities	4,391,485	-	-	4,391,485
Total investments at fair value	$38,223,305	$-	$-	$38,223,305

	Fair Value Measurements as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market fund	$2,870,781	$-	$-	$2,870,781
Mutual funds:
Bond funds	2,709,456			2,709,456
Balanced funds	214,866			214,866
Growth funds	7,626,567			7,626,567
Growth and income funds	811,047			811,047
Value funds	1,460,031			1,460,031
Index funds	508,526			508,526
International funds	1,436,200			1,436,200
Allocation funds	5,127,832			5,127,832
Total mutual funds	19,894,525	-	-	19.894,525
Equity securities	3,797,863	-	-	3,797,863
Total investments at fair value	$26,563,169	$-	$-	$26,563,169

Note E - Plan Termination

Although the Employer has not expressed any interest to do so, the Employer has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon any full or partial termination, all amounts credited to the affected participants shall be 100% vested and not be subject to forfeiture.

10

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note F - Income Tax Status

Effective August 10, 2009, the Employer amended the Plan by adopting the Volume Submitter Profit Sharing Plan with a qualified cash of deferred arrangement (“CODA”). Fidelity Management & Research Company received an advisory letter dated March 31, 2008 from the IRS that the form of the Plan is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees. Although the Plan has been amended since receiving this letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting rules generally accepted in the United States of America require an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Plan Administrator believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2010 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of changes in net assets available for benefits.

Note G - Party-In-Interest Transactions

The Plan invests in various investments managed by Fidelity. Fidelity is the Plan’s investment custodian as defined in the Plan Agreement, and therefore certain transactions qualify as party-in-interest. One of the Plan’s investment options is Energy XXI (Bermuda) Limited common stock, and therefore, qualifies as party-in-interest.

11

ENERGY XXI SERVICE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note H - Risks and Uncertainties

The Plan provides for various investments in a money market fund and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note I - Reconciliation of Financial Statements to Form 5500

The Form 5500 was reported on a cash basis with respect to deferral and matching contributions. These financial statements were prepared on an accrual basis. The reconciliation of the cash to accrual basis is as follows:

	December 31,
	2013	2012
Total net assets reported on Form 5500	$38,724,348	$27,067,447
Reconciling items:
Employer contributions receivable	3,669,161	2,918,305

Net assets as reported in the financial statements	$42,393,509	$29,985,752

Year Ended
December 31,
2013

Net increase reported on Form 5500	$11,656,901
Change in employer contributions receivable	750,856
Net increase in net assets available for benefits as reported in the financial statements	$12,407,757

12

ENERGY XXI SERVICE PLAN	Plan EIN 20-4583999
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS	Plan Number 001
(HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b)	(d)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Fidelity Management Trust Company	Fidelity Money Market Retirement	^	$2,804,266
*	Energy XXI (Bermuda) Limited	Energy XXI (Bermuda) Limited Common Stock Fund 162,250.51Shares (equity securities)	^	4,391,485
*	Fidelity Management Trust Company	American Central Government Bond	^	1,666,332
*	Fidelity Management Trust Company	American Central Midcap Value Is	^	197,753
*	Fidelity Management Trust Company	Oakmark International I	^	1,124,057
*	Fidelity Management Trust Company	Pru/J Mid Cap GR A	^	1,307,837
*	Fidelity Management Trust Company	COL Dividend Inc. Z	^	727,001
*	Fidelity Management Trust Company	HTFD Equity Inc R4	^	392,465
*	Fidelity Management Trust Company	HTFD International Opps R4	^	1,434,159
*	Fidelity Management Trust Company	JPM LG Cap Growth A	^	830,913
*	Fidelity Management Trust Company	Oppenheimer Dev Markets A	^	235,142
*	Fidelity Management Trust Company	JPM Midcap Value Is	^	951,550
*	Fidelity Management Trust Company	GS SM Cap Value Inst	^	911,321
*	Fidelity Management Trust Company	GS Growth Opps Inst	^	696,821
*	Fidelity Management Trust Company	Pru ST Corp Bond Z	^	1,184,544
*	Fidelity Management Trust Company	ALL/BERN SMCP Growth K	^	32,719
*	Fidelity Management Trust Company	Fidelity Puritan	^	408,470
*	Fidelity Management Trust Company	Fidelity Contrafund	^	3,301,597
*	Fidelity Management Trust Company	Fidelity Growth Company	^	2,944,460
*	Fidelity Management Trust Company	Fidelity Real Estate Investment	^	891,045
*	Fidelity Management Trust Company	Fidelity Large Cap Stock	^	2,049,993
*	Fidelity Management Trust Company	Fidelity Freedom Income	^	112,719
*	Fidelity Management Trust Company	Fidelity Freedom 2000	^	20,740
*	Fidelity Management Trust Company	Fidelity Freedom 2005	^	15,655
*	Fidelity Management Trust Company	Fidelity Freedom 2010	^	223,614
*	Fidelity Management Trust Company	Fidelity Freedom 2015	^	609,975
*	Fidelity Management Trust Company	Fidelity Freedom 2020	^	1,992,714
*	Fidelity Management Trust Company	Fidelity Freedom 2025	^	655,614
*	Fidelity Management Trust Company	Fidelity Freedom 2030	^	993,186
*	Fidelity Management Trust Company	Fidelity Freedom 2035	^	845,338
*	Fidelity Management Trust Company	Fidelity Freedom 2040	^	752,198
*	Fidelity Management Trust Company	Fidelity Freedom 2045	^	731,552
*	Fidelity Management Trust Company	Fidelity Freedom 2050	^	543,951
*	Fidelity Management Trust Company	Fidelity Freedom 2055	^	47,799
*	Fidelity Management Trust Company	Fidelity Small Cap Discovery	^	1,480,326
*	Fidelity Management Trust Company	Spartan Total Market Index Adv	^	214,590
*	Fidelity Management Trust Company	Spartan Extended Market Index Adv	^	499,404
	Total Mutual Funds			31,027,554
*	Participants Loans	Interest at 8.75% maturing through December 2018	-	501,043
	TOTAL INVESTMENTS			$38,724,348

* Party-in-Interest.

^	Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See report of independent registered public accounting firm.

13

EXHIBIT INDEX

       The following document is filed as part of this report:

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

14

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY XXI SERVICE PLAN

June 26, 2014	By:	/s/ Kerry McDonough
Kerry McDonough
Plan Administrator

15